SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH, D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65837

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **DEVENIR, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 NORMANDALE LAKE BLVD., SUITE 2160
(No. and Street)

MINNEAPOLIS	MN	55437
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC REMJESKE **(952) 345-0300**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

15049831

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

KW 3/14

OATH OR AFFIRMATION

I, ERIC REMJESKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEVENIR, LLC, as of DECEMBER 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Public Notary

ALEXANDER M TAGTMEIER
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/18

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEVENIR, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

DEVENIR, LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
Devenir, LLC

We have audited the accompanying statement of financial condition of Devenir, LLC as of December 31, 2014, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Devenir, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devenir, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Devenir, LLC's financial statements. The information contained in Schedules I, II and III are the responsibility of Devenir, LLC's management. Our audit procedures included determining whether Schedules I, II and III reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in Schedules I, II and III. In forming our opinion on Schedules I, II and III, we evaluated whether Schedules I, II and III, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 28, 2015

DEVENIR, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets:		
Cash and cash equivalents	$	31,332
Deposit with cleaing broker		25,000
Prepaid expenses		1,126
	$	57,458

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	14,331
		14,331
Member's equity:		
Member's equity		43,127
		43,127
	$	57,458

The accompanying notes are an integral part of these financial statements.

DEVENIR, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commissions earned	$	817,481
Other income		7,382
Total revenues		824,863
Expenses:		
Employee compensation and benefits		553,720
Clearing fees and expenses		43,712
Communication and date processing		6,357
Licenses and Registrations		13,262
Occupancy		19,146
Professional Fees		129,721
Other operating expenses		74,713
Total expenses		840,631
Net Loss	$	(15,768)

The accompanying notes are an integral part of these financial statements.

DEVENIR, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Member's Equity
Balance at January 1, 2014	$ 58,895
Net loss	(15,768)
Balance at Decembers 31, 2014	$ 43,127

The accompanying notes are an integral part of these financial statements

DEVENIR, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income (loss)	$ (15,768)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:	
(Increase) decrease in:	
Prepaid expenses	102
Increase (decrease) in:	
Accounts payable and accrued liabilities	13,968
Net cash used by operating activities	(1,698)
Net decrease in cash and cash equivalents	(1,698)
Cash and cash equivalents at beginning of period	33,030
Cash and cash equivalents at end of period	$ 31,332

The accompanying notes are an integral part of these financial statements.

DEVENIR, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Devenir, LLC (the Company) is a "fully disclosed introducing" broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB) and is a wholly-owned subsidiary of Devenir Group, LLC (Parent).

The Company is engaged in a single line of business which engages in the following types of services, as agreed to with FINRA:

- Broker Retailing Corporate Debt and Equity Securities
- Retail Mutual Funds
- Broker U.S. Government Securities and sell municipal securities in the secondary markets
- Investment Advisory Services
- Private Placement of Securities

Securities transactions are cleared by Pershing, LLC (Pershing) as the Company's clearing broker. The Company primarily derives its revenue from commissions earned on the sale of securities registered under the Investment Act of 1940.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. Management believes the Company is not exposed to any significant credit risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

Investment Servicing commissions or fees and related clearing expenses for securities transactions are recorded on a settlement-date basis. Investment banking fees are earned from providing private placement, merger and acquisition, divesture services, and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income tax is presented in these financial statements. The Company is subject to routine audits by taxing jurisdictions; however; there are

NOTE 1 NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 2 OFF-BALANCE SHEET RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2014, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. A $25,000 clearing account has been established to ensure the performance of obligations under the Company's agreement with its Clearing Broker.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2014, net capital under the rule was $42,001, which exceeded the minimum capital requirement by $37,001. Aggregated indebtedness was $14,331 at December 31, 2014, resulting in a ratio of aggregate indebtedness to net capital ratio of .34 to 1. The Company operates under the provisions of section (k)(2)(ii) of Rule 15-c3-3 of the Securities and Exchange Commission since all customer

NOTE 3 NET CAPITAL REQUIREMENTS (Continued)

transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the remaining provision of the rule.

NOTE 4 RELATED PARTY TRANSACTIONS

The Parent company is the sole owner of the Company and is responsible for maintaining net capital requirements.

The Company has an expense sharing agreement with its Parent for the provision and use of certain property, employee and other services. The agreement is for one year with renewal options. Expenses under the agreement were $643,000 in 2014, consisting primarily of compensation, occupancy and professional services. As of December 31, 2014 the Company has no balance due its Parent.

NOTE 5 COMMITMENTS AND CONTINGENCIES

The company does not have any commitments or contingencies

NOTE 6 FAIR VALUE

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE 7 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2015, the date the financial statements were available to be issued and has determined the company had no events occurring subsequent to December 31, 2014 requiring disclosure.

SCHEDULE I
DEVENIR, LLC
COMPUTATION OF NET CAPITAL UNDER RULE15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Computation of basic net capital requriements:	
Total member's equity qualified for net capital	$ 43,127
Deductions:	
Non-allowable assets	
Prepaid Expenses	1,126
Total non-allowable assets	1,126
Net capital before haircuts and securities positions	42,001
None	-
Net capital	42,001
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($14,331)	-
Minimum dollar net capital for this broker-dealer ($5,000)	5,000
Net capital requrirement (greater of above two requriements)	5,000
Net capital in excess of required minimum	$ 37,001
Reconciliation with Company's computation (included in Part IIA of Form X-17-A-5 as of December 31 2014)	
Net capital, as reported in Company's Part IIA Focus Report	$ 56,902
Adjustments:	
Increase in accrued liabilities	(14,901)
Net Capital, per December 31, 2014 audited report as filed	$ 42,001

SCHEDULE II
DEVENIR, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Total aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 14,331
Aggregate indebtedness	$ 14,331
Ratio of aggregate indebtedness	
to net capital	34.12%

SCHEDULE III
DEVENIR, LLC
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2014

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Devenir, LLC

We have reviewed management's statements, included in the accompanying Devenir, LLC Exemption Report, in which (1) Devenir, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Devenir, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Devenir, LLC stated that Devenir, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014 without exception. Devenir, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Devenir, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 28, 2015

DEVENIR

February 13, 2015

Ohab and Company, P.A.
100 East Sybelia Ave., Ste#130
Maitland, Florida 32751

To Whom it May Concern:

Devenir, LLC identifies SEC Rule 15c3-3(k)(2)(ii) under which we claim exemption for the entire period June 1, 2014 through December 31, 2014.

ER

Eric Remjeske
President

8500 NORMANDALE LAKE BLVD, SUITE 2160
MINNEAPOLIS, MINNESOTA 55437
T :: 952.446.7400
F :: 952.345.0310
W :: WWW.DEVENIR.COM

BECOME

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members
Devenir, LLC
8500 Normandale Lake Blvd. – Suite 2160
Minneapolis, MN 55437

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Devenir, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Devenir, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Devenir, LLC's management is responsible for the Devenir, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

February 28, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*10**********2655**********************MIXED AADC 220
065837 FINRA DEC
DEVENIR LLC
8500 NORMANDALE LAKE BLVD STE 2160
MINNEAPOLIS MN 55437-3533

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 533.36

B. Less payment made with SIPC-6 filed (exclude interest) (195.95)

July 31, 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 337.41

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 337.41

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Devenir, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27th day of January, 2015.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 824,862
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	106,671
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	106,671
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	718,191
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	718,191
2d. SIPC Net Operating Revenues	$ 213,342
2e. General Assessment @ .0025	$ 533.36
	(to page 1, line 2.A.)